LOOKSMART, LTD.

50 California Street, 16th Floor

San Francisco, CA 94111

May 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	LookSmart, Ltd. – Withdrawal of Registration Withdrawal Request Previously Made on Form RW Registration Statement on Form 10-12(g), Registration No. 000-26357

Ladies and Gentlemen:

LookSmart, Ltd. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on May 4, 2015 on Form RW (Accession Number 0001615774-15-000871) in respect of its Registration Statement on Form 10-12(g) (File No. 000-26357), together with all exhibits thereto, initially filed on April 23, 2015.

If you have any questions with respect to this matter, please contact Jay Kaplowitz or Marc J. Adesso at Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor, New York, New York, 10006, facsimile number (212) 930-9700.

Sincerely, LOOKSMART, LTD.

/s/ Michael Onghai
Michael Onghai, Chief Executive Officer